April 9, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sonia Bednarowski

Re:	PhaseBio Pharmaceuticals, Inc.
Registration Statement on Form S-1

Acceleration Request

Requested Date:    April 11, 2019

Requested Time:   4:00 p.m., Eastern Standard Time

Ladies and gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Citigroup Global Markets Inc., Cowen and Company, LLC, and Stifel, Nicolaus & Company, Incorporated, as representatives of the several underwriters, hereby join PhaseBio Pharmaceuticals, Inc. in requesting that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (the “Registration Statement”) to become effective on April 11, 2019, at 4:00 p.m., Eastern Standard Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Rizwan Velji
Name: Rizwan Velji
Title: Managing Director

COWEN AND COMPANY, LLC

By:	/s/ Bill Follis
Name: Bill Follis
Title: Managing Director

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Nathan Thompson
Name: Nathan Thompson
Title: Director

cc:	Jonathan P. Mow, PhaseBio Pharmaceuticals, Inc.
Seo Salimi, Goodwin Procter LLP
Darren K. DeStefano, Cooley LLP

[Signature Page to Acceleration Request]